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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Primo Water Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value per Share

(Title of Class of Securities)

74165N105

(CUSIP Number)

August 15, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: **

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Zelman Capital, LLC 45-2476005
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,615,018
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,615,018
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%
12.	Type of Reporting Person (See Instructions) PN, HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Zelman Capital, LP 38-3868123
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,615,018
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,615,018
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David S. Zelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,690,318
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,690,318
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,690,318
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a)	Name of Issuer

Primo Water Corp.

(b)	Address of Issuer’s Principal Executive Offices

104 Cambridge Plaza Drive, Winston-Salem, NC 27104

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Zelman Capital, LLC (“Zelman LLC”), Zelman Capital, LP (“Zelman LP”) and Mr. David S. Zelman (each, a “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence

For each Reporting Person:

3333 Richmond Rd., Suite 340, Beachwood, OH 44122

(c)	Citizenship

(i) Zelman LLC is an Ohio limited liability company.

(ii) Zelman LP is a Delaware limited partnership.

(iii) Mr. Zelman is a United States citizen.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

74165N105

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);*

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each of Zelman LLC and Zelman LP:

(a)	Amount beneficially owned: 1,615,018

(b)	Percent of class: 6.7% *

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,615,018

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,615,018

(iv)	Shared power to dispose or to direct the disposition of: 0

For David Zelman:

(a)	Amount beneficially owned: 1,690,318 **

(b)	Percent of class: 7.0% *

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,690,318 **

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,690,318 **

(iv)	Shared power to dispose or to direct the disposition of: 0

*	The ownership percentage of each Reporting Person is calculated based on an assumed total of 24,035,909 shares of the issuer’s Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, as filed with the Securities and Exchange Commission on November 14, 2013.
**	Mr. Zelman directs the investments of certain accounts for Zelman Holdings LLC (the “Accounts”), which collectively own 75,300 shares of the issuer’s Common Stock. Mr. Zelman may be deemed to be a beneficial owner of shares owned by the Accounts because he has the power to dispose of and vote the shares owned by the Accounts. Pursuant to Rule 13d-4, Mr. Zelman disclaims beneficial ownership of the securities owned by the Accounts except to the extent of his participation therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Zelman LLC may be deemed to be a beneficial owner of the shares of the issuer’s Common Stock owned by Zelman LP (the “Shares”) as, in its capacity as the general partner and investment manager to Zelman LP, it has the power to dispose, direct the disposition of, and vote the Shares.

Mr. Zelman is the Managing Partner of Zelman LLC. As the control person of Zelman LLC, Mr. Zelman may be deemed to beneficially own the Shares. Pursuant to Rule 13d-4, Mr. Zelman disclaims beneficial ownership of the securities owned by Zelman LP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2013

ZELMAN CAPITAL, LLC

/s/ David S. Zelman
By: David S. Zelman
Its: Managing Partner

ZELMAN CAPITAL, LP

By: Zelman Capital, LLC
Its General Partner

/s/ David S. Zelman
By: David S. Zelman
Its: Managing Partner

/s/ David S. Zelman
DAVID S. ZELMAN

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: November 18, 2013

ZELMAN CAPITAL, LLC

/s/ David S. Zelman
By: David S. Zelman
Its: Managing Partner

ZELMAN CAPITAL, LP

By: Zelman Capital, LLC
Its General Partner

/s/ David S. Zelman
By: David S. Zelman
Its: Managing Partner

/s/ David S. Zelman
DAVID S. ZELMAN